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                                   EXHIBIT 21.1

          List of Subsidiaries of Bancorp and Assumed Business Names.

      Columbia Bancorp had two wholly-owned subsidiaries as of December 31, 1996, Columbia River Banking Company (CRBC) and Klickitat Valley Bank (KVB). CRBC did business under the assumed business name "Columbia River Bank" in Hood River, The Dalles and Maupin, Oregon, and under the assumed business name "Juniper Banking Company" in Madras, Redmond and Bend, Oregon.